# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LOGICMARK, INC., CIK 0001566826
CUSIP: 67091J503
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 2801 DIODE LANE, LOUISVILLE, Kentucky (KY), 40299
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001193125-24-258870
Filed by CIK 0001491072

## Reporting persons
- Anson Funds Management LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 128,385; sole dispositive power 0; shared dispositive power 128,385; aggregate amount beneficially owned 128,385 (0.3% of the class)
  Comment: *SEE INSTRUCTIONS BEFORE FILLING OUT
  **SEE ITEM 4(b).
- Anson Management GP LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 128,385; sole dispositive power 0; shared dispositive power 128,385; aggregate amount beneficially owned 128,385 (0.3% of the class)
  Comment: *SEE INSTRUCTIONS BEFORE FILLING OUT
  **SEE ITEM 4(b).
- Tony Moore: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 128,385; sole dispositive power 0; shared dispositive power 128,385; aggregate amount beneficially owned 128,385 (0.3% of the class)
  Comment: *SEE INSTRUCTIONS BEFORE FILLING OUT
  **SEE ITEM 4(b).
- Anson Advisors Inc.: type of reporting person: non-U.S. institution (FI), corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 128,385; sole dispositive power 0; shared dispositive power 128,385; aggregate amount beneficially owned 128,385 (0.3% of the class)
  Comment: *SEE INSTRUCTIONS BEFORE FILLING OUT
  **SEE ITEM 4(b).
- Amin Nathoo: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 128,385; sole dispositive power 0; shared dispositive power 128,385; aggregate amount beneficially owned 128,385 (0.3% of the class)
  Comment: *SEE INSTRUCTIONS BEFORE FILLING OUT
  **SEE ITEM 4(b).
- Moez Kassam: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 128,385; sole dispositive power 0; shared dispositive power 128,385; aggregate amount beneficially owned 128,385 (0.3% of the class)
  Comment: *SEE INSTRUCTIONS BEFORE FILLING OUT
  **SEE ITEM 4(b).

## Item 1. Issuer
Name of issuer: LOGICMARK, INC.
Address of issuer's principal executive offices: 2801 Diode Lane Louisville, KY, 40299

## Item 2. Person Filing
Name of person filing:
Anson Funds Management LP, Anson Management GP LLC, Mr. Tony Moore, Anson Advisors Inc., Mr. Amin Nathoo and Mr. Moez Kassam
AMENDMENT NO. 1 TO SCHEDULE 13G

This Amendment No. 1 (this "Amendment") to Schedule 13G (the "Schedule 13G") is being filed on behalf of Anson Funds Management LP (d/b/a Anson Funds), a Texas limited partnership, Anson Management GP LLC, a Texas limited liability company, Mr. Tony Moore, the principal of Anson Funds Management LP and Anson Management GP LLC, Anson Advisors Inc., an Ontario, Canada corporation, Mr. Amin Nathoo, a director of Anson Advisors Inc., and Mr. Moez Kassam, a director of Anson Advisors Inc., relating to Common Stock, $0.0001 par value (the "Common Stock"), of LogicMark, Inc., a Nevada corporation (the "Issuer").
This Amendment relates to the Common Stock of the Issuer purchased by a private fund to which Anson Funds Management LP and Anson Advisors Inc. serve as co-investment advisors (the "Fund"). Anson Funds Management LP and Anson Advisors Inc. serve as co-investment advisors to the Fund and may direct the vote and disposition of the 128,385 shares of Common Stock held by the Fund. As the general partner of Anson Funds Management LP, Anson Management GP LLC may direct the vote and disposition of the 128,385 shares of Common Stock held by the Fund. As the principal of Anson Fund Management LP and Anson Management GP LLC, Mr. Moore may direct the vote and disposition of the 128,385 shares of Common Stock held by the Fund. As directors of Anson Advisors Inc., Mr. Nathoo and Mr. Kassam may each direct the vote and disposition of the 128,385 shares of Common Stock held by the Fund.
This Amendment amends and restates the previously files Schedule 13G as set forth below.
Address of principal business office or, if none, residence:
For Anson Funds Management LP, Anson Management GP LLC and Mr. Moore:
16000 Dallas Parkway, Suite 800
Dallas, Texas 75248

For Anson Advisors Inc., Mr. Nathoo and Mr. Kassam:

181 Bay Street, Suite 4200
Toronto, ON
M5J 2T3
Citizenship: Anson Funds Management LP is a limited partnership organized under the laws of the State of Texas. Anson Management GP LLC is a limited liability company organized under the laws of the State of Texas. Mr. Moore is a United States citizen. Anson Advisors Inc. is a corporation organized under the laws of Ontario, Canada. Mr. Nathoo and Mr. Kassam are each Canadian citizens.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC), non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: A non-U.S. institution that is the functional equivalent of any of the institutions listed in Section 240.13d-1 (b)(1)(ii)(A) through (I), so long as the non-U.S. institution is subject to a regulatory scheme that is substantially comparable to the regulatory scheme applicable to the equivalent U.S. institution.

## Item 4. Ownership
Amount beneficially owned:
(a) Anson Funds Management LP, Anson Management GP LLC, Mr. Moore, Anson Advisors Inc., Mr. Nathoo and Mr. Kassam are the beneficial owners of 411,681 shares of Common Stock held by the Fund.

(b) Anson Funds Management LP, Anson Management GP LLC, Mr. Moore, Anson Advisors Inc., Mr. Nathoo and Mr. Kassam are the beneficial owners of 2.1% of the outstanding shares of Common Stock held by Anson Funds Management LP, Anson Management GP LLC, Mr. Moore, Anson Advisors Inc., Mr. Nathoo and Mr. Kassam. This percentage is determined by dividing 411,681 by 19,574,014, which is the Common Stock issued and outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on November 12, 2024.

(c) Anson Funds Management LP and Anson Advisors Inc., as the co-investment advisors to the Fund, may direct the vote and disposition of the 411,681 shares of Common Stock held by the Fund. Anson Management GP LLC, as the general partner of Anson Funds Management LP, may direct the vote and disposition of the 411,681 shares of Common Stock held by the Fund. As the principal of Anson Funds Management LP and Anson Management GP LLC, Mr. Moore may direct the vote and disposition of the 411,681 shares of Common Stock held by the Fund. Mr. Nathoo and Mr. Kassam, each as a director of Anson Advisors Inc., may direct the vote and disposition of the 411,681 shares of Common Stock held by the Fund.
Percent of class: See Section 4(a)
Sole power to vote or to direct the vote: See Section 4(a)
Shared power to vote or to direct the vote: See Section 4(a)
Sole power to dispose or to direct the disposition: See Section 4(a)
Shared power to dispose or to direct the disposition: See Section 4(a)

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See description regarding the Fund in the introduction, which is incorporated by reference herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See description of control persons of Anson Funds Management LP and Anson Advisors Inc. in the introduction, which is incorporated by reference herein.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

For Anson Advisors Inc.:

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to portfolio managers and exempt market dealers is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution. I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Anson Funds Management LP: /s/ Tony Moore, Tony Moore, Manager (02/14/2025)
- Anson Management GP LLC: /s/ Tony Moore, Tony Moore, Manager (02/14/2025)
- Tony Moore: /s/ Tony Moore, Tony Moore (02/14/2025)
- Anson Advisors Inc.: /s/ Amin Nathoo, Amin Nathoo, Director (02/14/2025)
- Amin Nathoo: /s/ Amin Nathoo, Amin Nathoo (02/14/2025)
- Moez Kassam: /s/ Moez Kassam, Moez Kassam (02/14/2025)